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December 8, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Babette Cooper and Mr. Mark Rakip

Re:	WANG & LEE GROUP, Inc. Form 20-F for Fiscal Year Ended December 31, 2022 File No. 001-41681

Dear Ms. Cooper and Mr. Rakip:

On behalf of our client, Wang & Lee Group, Inc., a British Virgin Islands company (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated November 27, 2023 (the “Comment Letter”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 (the “Original Filing”).

The Company has filed via EDGAR an amendment to the Original Filing (the “Amended 20-F”), which reflects the Company’s responses to the comments received from the Staff. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 4

1.	At the outset of Item 3, please disclose prominently that you are not a Chinese or Hong Kong operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries in China and Hong Kong.

Response: In response to the Staff’s comment, the Company has amended the Item 3 in response to the Staff’s comments.

2.	At the outset of Item 3, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company has amended the Item 3 in response to the Staff’s comments.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission Page 2

3.	At the outset of Item 3, disclose the risks that being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company respectfully submit that the Group’s operations are conducted by its subsidiary located in Hong Kong and the Group did not operate in or derive revenue from mainland China in the last three fiscal years. The Group has disclosed relevant risks in the “Item 3. Key Information D. Risk Factors” and has amended Item 3 in response to the Staff’s comments.

4.	At the outset of Item 3, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company respectfully submit that the Group’s operations are conducted by its subsidiary located in Hong Kong and the Group did not operate in or derive revenue from mainland China in the last three fiscal years. The Group has amended Item 3 in response to the Staff’s comments.

5.	At the outset of Item 3, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, the Company has amended the Item 3 in response to the Staff’s comments.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Rongwei Xie at (212) 407-4049 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Yuk Ming, Gary Ma